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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 3)

                                ----------------
                               ARAMARK CORPORATION
                       (Name of Subject Company (Issuer))

                               ARAMARK CORPORATION
                        (Name of Filing Person (Offeror))

                CLASS A-1, CLASS A-2 AND CLASS A-3 COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                      [N/A]
                      (CUSIP Number of Class of Securities)
                               BART J. COLLI, ESQ.
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               ARAMARK CORPORATION
                               1101 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19107
                                 (215) 238-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                   Copies to:

           BART J. COLLI, ESQ.                  CHARLES I. COGUT, ESQ.
           ARAMARK CORPORATION                   MARIO A. PONCE, ESQ.
              ARAMARK TOWER                   SIMPSON THACHER & BARTLETT
           1101 MARKET STREET                    425 LEXINGTON AVENUE
    PHILADELPHIA, PENNSYLVANIA 19107           NEW YORK, NEW YORK 10017
                (215) 238-3000                         (212) 455-2000

                                ----------------


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which this statement relates:

  [ ]  third party tender offer subject   [ ]  going-private transaction subject
         to Rule 14d-1                           to Rule 13e-3
  [X]  issuer tender offer subject to     [ ]  amendment to Schedule 13D under
         Rule 13e-4                              Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on December 17, 2001, as amended on January 9, 2002 and January 16, 2002 (the "Schedule TO") relating to an offer by ARAMARK Corporation, a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated December 17, 2001 (the "Offer to Purchase") and the accompanying letter of transmittal (which together with the Offer to Purchase constitute the "Offer"), up to 14,348,909 shares of ARAMARK Corporation's class A common stock, par value $0.01 per share, at a price of $23 per share, net to the seller in cash. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule TO.

Item 3.  Identity and Background of Filing Person.

Item 3 is hereby amended and supplemented as follows:

          "On December 26, 2001, Edward G. Jordan, one of our Class II directors, passed away. No successor has been appointed to date."

Item 8.  Interest in Securities of the Subject Company

Item 8 is hereby amended and supplemented as follows:

          The information provided in this amendment No. 3 under Item 3 is incorporated herein by reference.

     Section 11 of the Offer to Purchase entitled "Interests of Directors and Executive Officers; Transactions and Arrangements concerning the Shares" is hereby amended as follows:

     The first paragraph of such section is hereby amended by inserting the following sentence at the end thereof:

     "Annex A, which is attached hereto, describes the transactions in the Company's Class A Common Stock effected by our officers and directors since December 17, 2001."

     Annex A attached hereto is incorporated by reference herein.


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                                                                      ANNEX A

On December 19, 2001, Mr. Neubauer exercised purchase opportunities for 90,000 shares of ARAMARK class A common stock at an exercise price of $7.10 per share.

On January 3, 2002, Mr. Babbio exercised purchase opportunities for 40,000 shares of ARAMARK class A common stock at an exercise price of $6.20 per share.

On January 7, 2002, Ms. Barron exercised purchase opportunities for 90,000 shares of ARAMARK class A common stock at an exercise price of $3.08 per share by surrendering 6,000 shares of class A common stock to the Company.

On January 7, 2002, Ms. Barron exercised purchase opportunities for 51,894 shares of ARAMARK class A common stock at an exercise price of $3.08 per share.

On January 7, 2002, Mr. Coleman exercised purchase opportunities for 24,000 shares of ARAMARK class A common stock at an exercise price of $7.60 per share.

On January 4, 2002, Mr. Leonard exercised purchase opportunities for 60,000 shares of ARAMARK class A common stock at an exercise price of $3.08 per share.

On January 4, 2002, Mr. Leonard exercised purchase opportunities for 36,000 shares of ARAMARK class A common stock at an exercise price of $3.08 per share.

On January 4, 2002, Mr. Leonard exercised purchase opportunities for 30,000 shares of ARAMARK class A common stock at an exercise price of $7.10 per share.

On January 2, 2002, Mr. Sutherland exercised purchase opportunities for 60,000 shares of ARAMARK class A common stock at an exercise price of $2.70 per share by surrendering 6,022 shares of class A common stock to the Company.

On January 2, 2002, Mr. Sutherland exercised purchase opportunities for 15,000 shares of ARAMARK class A common stock at an exercise price of $7.10 per share by surrendering 3,959 shares of class A common stock to the Company.

On January 8, 2002, Mr. Mulvaney exercised purchase opportunities for 120,000 shares of ARAMARK class A common stock at an exercise price of $2.70 per share by surrendering 12,841 shares of class A common stock to the Company.

                                       A-1


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On January 8, 2002, Mr. Mulvaney exercised purchase opportunities for 24,000 shares of ARAMARK class A common stock at an exercise price of $2.70 per share by surrendering 2,467 shares of class A common stock to the Company.

On January 8, 2002, Mr. Mulvaney exercised purchase opportunities for 30,000 shares of ARAMARK class A common stock at an exercise price of $3.33 per share by surrendering 3,833 shares of class A common stock to the Company.

On January 8, 2002, Mr. Mulvaney exercised purchase opportunities for 22,500 shares of ARAMARK class A common stock at an exercise price of $7.10 per share by surrendering 6,236 shares of class A common stock to the Company.

On January 8, 2002, Mr. Mulvaney exercised purchase opportunities for 30,000 shares of ARAMARK class A common stock at an exercise price of $5.35 per share by surrendering 6,235 shares of class A common stock to the Company.

On January 9, 2002, Mr. Zillmer exercised purchase opportunities for 18,000 shares of ARAMARK class A common stock at an exercise price of $3.33 per share.

On January 9, 2002, Mr. Zillmer exercised purchase opportunities for 18,000 shares of ARAMARK class A common stock at an exercise price of $3.33 per share.

On January 9, 2002, Mr. Zillmer exercised purchase opportunities for 4,500 shares of ARAMARK class A common stock at an exercise price of $7.10 per share.

On January 9, 2002, Mr. Zillmer exercised purchase opportunities for 49,998 shares of ARAMARK class A common stock at an exercise price of $4.99 per share.

On December 20, 2001, Mr. Colli exercised purchase opportunities for 45,000 shares of ARAMARK class A common stock at an exercise price of $7.60 per share by surrendering 13,003 shares of class A common stock to the Company.

On December 20, 2001, Mr. Colli exercised purchase opportunities for 4,500 shares of ARAMARK class A common stock at an exercise price of $8.75 per share by surrendering 1,497 shares of class A common stock to the Company.

                                       A-2

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On January 3, 2002, Ms. Austell exercised purchase opportunities for 60,000 shares of ARAMARK class A common stock at an exercise price of $2.65 per share by surrendering 6,000 shares of class A common stock to the Company.

On January 7, 2002, Mr. Hill exercised purchase opportunities for 19,200 shares of ARAMARK class A common stock at an exercise price of $5.62 per share by surrendering 1,012 shares of class A common stock to the Company.

On January 11, 2002, Mr. Lafferty exercised purchase opportunities for 30,000 shares of ARAMARK class A common stock at an exercise price of $8.25 per share by surrendering 9,500 shares of class A common stock to the Company.

On January 3, 2002, Mr. Morton exercised purchase opportunities for 6,000 shares of ARAMARK class A common stock at an exercise price of $2.70 per share by surrendering 628 shares of class A common stock to the Company.

On January 10, 2002, Mr. Murphy exercised purchase opportunities for 12,000 shares of ARAMARK class A common stock at an exercise price of $2.70 per share by surrendering 1,200 shares of class A common stock to the Company.

On January 10, 2002, Mr. Murphy exercised purchase opportunities for 12,000 shares of ARAMARK class A common stock at an exercise price of $3.33 per share by surrendering 1,500 shares of class A common stock to the Company.

On December 19, 2001, Mr. Thon exercised purchase opportunities for 2,400 shares of ARAMARK class A common stock at an exercise price of $2.70 per share.

On December 28, 2001, 57,600 shares of ARAMARK class A common stock that were beneficially owned by Mr. Neubauer were transferred as donations to a charity and a foundation.

On December 24, 2001, 4,000 shares of ARAMARK class A common stock that were beneficially owned by Mr. Davenport were transferred as donations to educational and cultural nonprofit organizations.

                                       A-3

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On December 24, 2001, 1,561 shares of ARAMARK class A common stock that were beneficially owned by Mr. Sutherland were transferred as a donation to a cultural nonprofit organization.

On December 21, 2001, 50 shares of ARAMARK class A common stock that were beneficially owned by Mr. Colli were transferred as a donation to a charity.

On January 11, 2002, 17,600 shares of ARAMARK class A common stock that were beneficially owned by Mr. Neubauer were transferred as gifts to family members and trusts for the benefit of family members.

                                       A-4


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       ARAMARK Corporation


                                       By: /s/ L. Frederick Sutherland
                                          -----------------------------------
                                           L. Frederick Sutherland
                                           Executive Vice President and Chief
                                           Financial Officer



Dated: January 18, 2002